17009348

SION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR - 1 2017

Washington DC 414

SEC FILE NUMBER
8- 69206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Digital Offering, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1121 Glenneyre Street
(No. and Street)

Laguna Beach	CA	92651
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lou Bevilacqua 949-300-2240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Lou Bevilacqua, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Digital Offering, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President & General Counsel

Title

Notary Public

FAISAL M DASTI
Notary Public-Maryland
Montgomery County
My Commission Expires

FAISAL M DASTI NOTARY PUBLIC MONTGOMERY COUNTY MD

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in [redacted] Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIGITAL OFFERING LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

As of and for the Year ended December 31, 2016

DIGITAL OFFERING LLC
YEAR ENDED DECEMBER 31, 2016
TABLE OF CONTENTS

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Member
Digital Offering, LLC
Laguna Beach, CA 92651

I have audited the accompanying statement of financial condition of Digital Offering, LLC (the "Company"), as of December 31, 2016 and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 15, 2017

DIGITAL OFFERING LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2016

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	11,252
Prepaid expenses and other current assets		21,138
Total Current Assets		32,390
Property, Plant and Equipment, net		1,647
Intangible assets, net		2,878
TOTAL ASSETS	$	**36,915**
LIABILITIES AND MEMBER'S EQUITY		
COMMITMENTS AND CONTINGENCIES		
CURRENT LIABILITIES		
Accrued expenses	$	0
Payroll tax liabilities		0
Total Current Liabilities		0
MEMBER'S EQUITY		
Member's Equity		1,304,062
Accumulated deficit		(1,267,148)
Total Member's Equity		36,915
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**36,915**

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2016

REVENUE		
Commission revenue	$	50,000
Other revenue – finders fees, referral fees and reimbursements		170,526
Total Revenue		220,526
COSTS AND EXPENSES		
Direct commission costs		35,325
Payroll costs		103,745
Professional and regulatory expenses		76,839
Other administrative expenses		79,868
Total Costs and Expenses		295,778
OPERATING LOSS		(75,252)
OTHER (EXPENSES) AND INCOME		
Total Other Expenses, net		0
NET LOSS	$	(75,252)

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
STATEMENT OF MEMBER'S EQUITY
For the Year Ended December 31, 2015

	Total
Balance, January 1, 2016	$ 57,767
Capital Contribution	54,400
Net loss	(75,252)
Balance, December 31, 2015	$ 36,915

The accompanying notes are an integral part of these financial statements

DIGITAL OFFERING LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

		2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		(75,252)
Depreciation and amortization		1,734
Adjustments to reconcile net loss to net cash used in operating activities:		
Prepaid expenses and other current assets		2,883
Decrease in liabilities:		(2,522)
Net Cash Used in Operating Activities		(73,157)
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contribution		54,400
Net Cash Provided by Financing Activities		54,400
Decrease in Cash and Cash Equivalents		(18,757)
CASH AND CASH EQUIVALENTS, Beginning of Year		30,008
CASH AND CASH EQUIVALENTS, END OF YEAR	$	11,251

The accompanying notes are an integral part of these financial statements

1. Organization and Description of business

Organization

Digital Offering LLC ("DO", "Digital Offering" or the "Company") was formed on July 13, 2012 as a corporation in the State of Delaware. On April 10, 2013, DO converted from Digital Offering, Inc., a Delaware corporation, to Digital Offering LLC, a limited liability company by filing a certificate of conversion with the Secretary of State of the State of Delaware and adopting and approving other necessary documentation. The duration of the Company is perpetual, unless dissolved pursuant to the provisions of the limited liability company operating agreement. The Company is registered as broker-dealer with the Securities and Exchange Commission, and is member of the Financial Industry Regulatory Authority ("FINRA").

On November 17, 2015, the Company formed a wholly-owned subsidiary, which is a Delaware corporation named DO Holdings, Inc. ("Holdco"). On the same day, Holdco formed another subsidiary, which is a Delaware corporation named DO Merger Sub, Inc. ("Merger Sub"). Also on the same day, the Company, Holdco and Merger Sub entered into an Agreement and Plan of Merger and Reorganization (the "Plan of Merger") pursuant to which the Company agreed to merge with and into Merger Sub with the Company surviving the merger. The merger was completed on December 21, 2015 and the Company is now a wholly-owned subsidiary of Holdco. On December 21, 2015, the Company's board of managers also distributed to Holdco as the sole member of the Company all of the Company's rights, title and interest in and to (a) all compensation warrants then held by the Company and (b) all equity interests then held by the Company in FreeRealTime LLC. (see Note 4).

On December 21, 2015, Holdco, as the sole member of the Company, adopted the second amended and restated operating agreement of the Company which provides that Holdco is the sole member of the Company owning 100% of the outstanding membership interests of the Company. All profits and losses of the Company are allocated to Holdco. The Company received the approval of the restructuring from FINRA on December 15, 2015.

The Company acts as an investment and merchant bank and serves its issuer clients as placement agent in connection with private placements of securities. The Company also intends to act as placement agent in connection with offerings of securities under Regulation A of the Securities Act of 1933. The Company leverages a technology platform to facilitate private placements and Regulation A offerings. The Company, as an introducing broker-dealer, earns commission income from private placement transactions and Regulation A offerings when the private placement transaction or Regulation A offering closes.

The Company is engaged in the following lines of business:

- Private Placement of Securities
- Preparation and distribution of research

Strategic Alliance Agreement

On January 3, 2013, the Company entered into a Strategic Alliance Agreement with Mr. Peter D. Schiff and Euro Pacific Capital, Inc ("Euro Pacific"). Mr. Peter D. Schiff and Euro Pacific marketed the Company's deals to its customer base and distribution network for 3 years term and also provided compliance support to the Company. This agreement terminated in January 2016. The Company received broker commissions from Euro Pacific for institutional trading referrals. Total commissions received from Euro Pacific for the year ended December 31, 2016 was $97,634.

Going Concern Considerations

The Company has historically relied on its current members to meet its cash flow requirements. The Company believes that if necessary, it could raise additional equity or debt capital from members to satisfy its capital needs for the next twelve months.

Regulations

The Company is a registered broker-dealer and as such is subject to the continual oversight by those who regulate its industry including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action including fines. There are no violations to disclose at December 31, 2016 and to the date of issuance of these accompanying financial statements.

2.Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. At times, the Company's cash balances exceeded the current insured amounts under the Federal Deposit Insurance Corporation. The Company has incurred no losses for the year ended December 31, 2016.

Property, Plant and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures that extend the life, increase the capacity, or improve the efficiency of property and equipment are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is recognized using the straight-line method over the following approximate useful lives:

	Useful Life
Furniture and Fixtures	5 years

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies – continued

Significant Estimates

The financial statements include some amounts that are based on management's best estimates and judgments. The most significant estimates relate to valuation of the marketable securities available for sale - warrants and cost method investment impairment estimates. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Contingencies

Certain conditions may exist which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. There were no contingent liabilities at December 31, 2016.

Revenue Recognition

Commission revenue

The Company, as an introducing broker-dealer, earns commission income from private placement transactions when the private placement transaction closes. Commissions are earned when the terms of the offering are met and the offering is closed and cash has been received from the accredited investors.

Other revenue – finders fees, referral fees and reimbursements

Other revenue includes non-refundable deposits from clients and finder fees and referral fees. All other revenue are recognized when the amounts was received.

The Company's clients, upon signing an agreement with the Company to raise them capital, pay a non-refundable deposit for certain expenses to be incurred by the Company. The non-refundable deposit revenue is recognized when the deposit is received and the expenses are incurred.

Advertising costs

Advertising costs are expensed when incurred. There were no advertising costs for the year ended December 31 2016.

Income Taxes

On April 10, 2013, the Company converted from Digital Offering, Inc., a Delaware corporation, to Digital Offering LLC, a limited liability company by filing a certificate of conversion with the Secretary of State of the State of Delaware and adopting and approving other necessary documentation. The Company filed a 2012 and filed a 2013 short period corporate tax return. These tax years are open to IRS examination.

As a limited liability company, the Company is taxed as a partnership and is not a taxpaying entity for federal

2. Summary of Significant Accounting Policies – continued

income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. No provision or liability for income taxes has been included in the accompanying financial statements.

The Company adopted the provisions of FASB ASC 740-10 "Uncertainty in Income Taxes. The Company has not recognized a liability as a result of the implementation of ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there is no unrecognized benefit since the date of adoption. The Company has not recognized interest expense or penalties as a result of the implementation of ASC 740-10. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Subsequent Events

Management has evaluated subsequent events through February 15th, 2017 the date of the issuance of these financial statements, for inclusion or disclosure in the financial statements.

3. Property, Plant and Equipment

Property, plant and equipment, is summarized as follows:

	Useful Lives	2016
Furniture and Equipment	5 years	$ 7,306
Less Accumulated Depreciation		5,660
Net Book Value		$ 1,646

Depreciation expense for the year ended December 31, 2016 was $1,734.

4. Intangible Assets

Intangible Assets are summarized as follows:

	Useful Lives	2015
Website Development Costs	3 years	$ 4,797
Less Accumulated Amortization		(1,919)
Net Book Value		$ 2,878

Amortization expense for the year ended December 31, 2016 was $0.

5. Expense Sharing Agreement

In January 2016, the Company entered in to cost sharing arrangement with its parent Company DO Holdings, Inc. ("DO Holdings") pursuant to which DO Holdings will be responsible for the payment of certain expenses of the Company.

Expense Item	Actual Annual Amount (2016)
Compliance Services (Lawson)	$9,035
Rent	$0
Accounting	$3,500
Kathuria Consulting	$15,000
Legal	$0
Total	**$27,535**

.

6. Related Party Transactions

During the year ended December 31, 2016 the Company earned revenue from Euro Pacific Capital for referral fees totaling $97,634.

7. Lease Agreements

The Company's lease agreement expired in October 2016. The Company is currently on month to month rent provided by its parent – see note 5 above.

8. Net Capital Requirement

The Company is "registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

At December 31 2016, the Company had net capital of approximately $11,252 which is $6,252above the required $5,000, and the Company's aggregate indebtedness to net capital ratio was 0.00 to 1, as computed under SEC Rule 15c3-1.

9. Contracts and agreements

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

10. SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for year ending December 31st, 2016 because the Company's SIPC Net Operating Revenues are under $500,000.

11. Subsequent Event

Management has reviewed the results of operations for the period of time from its year end December 31, 2012 through February 15, 2017 the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

DIGITAL OFFERING LLC

SUPPLEMENTAL INFORMATION

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
DECEMBER 31, 2016

Net Capital:					
Total Member's Equity				$	36,915
Deductions and/or Charges:					
Prepaid Expenses and other current assets					(21,138)
Property, Plant and Equipment, net					(1,647)
Intangible assets, net and prepaid expenses					(2,878)
Net Capital				$	11,252
Aggregate Indebtedness:					
Accrued expenses	$ 0				
Payroll tax liabilities	0				
Total Aggregated Indebtedness		$	0		
Computation of Basic Net Capital Requirement:					
Minimum Net Capital Required	A	$	0		
Minimum Dollar Amount Required	B	$	5,000		
Greater of A or B				$	5,000
Excess Net Capital				$	6,252
Net Capital - (Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required				$	5,252
Ratio: Aggregate Indebtedness to Net Capital					0.00

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5 (d)(4)

Net Capital per Company computation	$23,390
Unallowed prepaid expenses (FINRA Fees)	(14,138)
Net Capital per Audit	$11,252

DIGITAL OFFERING LLC

SCHEDULE II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 As of December 31st, 2016

A computation of reserve requirement is not applicable to Digital Offering LLC as the Company qualifies for exemption under Rule 15c-3-3 (k) (2) (i)

DIGITAL OFFERING LLC

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

As of December 31st, 2016

Information relating to possession or control requirements is not applicable to Digital Offering LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm- Exemption Report

To the Member
Digital Offering, LLC

I have reviewed management's statements, included in the accompanying Digital Offering, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions"), and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
February 15, 2017

DIGITAL OFFERING | NEXT GENERATION INVESTMENT BANK

February 17, 2017

Securities and Exchange Commission
100 Street NE
Washington D.C 20549

To whom it may concern:

Digital Offering LLC claims exemption from Rule 15c3-3 under SEA Rule 15c3-3 section (k) paragraph 2(i) as of December 31, 2016 and for the year ended December 31, 2016. Paragraph 2 states The provisions of this rule shall not be applicable to broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)". To our best knowledge and belief we did not identify any exceptions to this exemption during the year.

Kind Regards,

Gordon McBean, Chairman
Digital Offering LLC